

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2013

<u>Via E-mail</u>
Kee Yuen Choi
Chief Executive Officer and Director
eBullion, Inc.
80 Broad Street, 5th Floor
New York, New York 10004

> **Re: eBullion, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 26, 2013**
> **File No. 333-188003**

Dear Mr. Choi:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment 1 of our comment letter dated May 17, 2013 and the supporting materials you have submitted to us. We note that the supporting materials you have submitted have not been clearly marked to show the specific language that supports each statement in the registration statement. Please re-submit the supporting materials to comply with this request.

2.   We note your response to comment 3 of our comment letter dated May 17, 2013. We are still unable to locate the disclosure required by Item 201(a)(2)(ii) of Regulation S-K. Please advise or revise.

3.   We note that your disclosure throughout your registration statement references the term "customers." Please revise your disclosure to clarify whether the customers referenced are those of your agents or whether they are your direct customers.

4.   We note your definition of a spot contract on page 18 which states that spot contracts have no specified settlement date and therefore settlement can occur at any time. We further note your disclosure on page 14 that spot contracts have no expiration date or settlement date and these customers can close their spot position at any time. It appears that spot contracts generally settle within a couple of days of the trade date. Please explain how the spot contracts in which you facilitate trades are not forward contracts or swaps. Please confirm that the spot contracts traded on the Chinese Gold and Silver Exchange Society do not have settlements dates. We may have further comment.

Risk Factors, page 4

5.   We note your response to comment 5 of our comment letter dated May 17, 2013. Please revise your disclosure to clarify that you have included all material risks in this section.

Business, page 13

6.   We note your response to comment 10 of our comment letter dated May 17, 2013. We also note your disclosure on page 13 that "Man Loong merely processes the trade as a member of the CGSE and receives a commission." Please revise your disclosure to clarify how Man Loong processes each trade and discuss Man Loong's involvement in each trade.

7.   Please clearly disclose whether the customers or agents enter into spot contracts with parties on the Chinese Gold and Silver Exchange Society through your platform.

8.   We note your response to comment 13 of our comment letter dated May 17, 2013. Please describe in greater detail the spot market through the Chinese Gold and Silver Exchange Society.

9.   We note your disclosure on page 14 that customers are required to maintain minimum deposits in an agent's bank account to ensure that agents can fund their customer's trading losses on contracts that are executed on your trading platform. If customers or agents are entering into spot contracts, please explain how the customers may have trading losses.

10.   We note your response to comment 14 of our comment letter dated May 17, 2013. Please discuss in greater detail the settlement of spot contracts in which the company facilitates trades and the company's involvement in the process, if any.

11.   We note your response to comment 15 of our comment letter dated May 17, 2013. We continue to note your disclosure throughout the "Business" section that trading hours for the Chinese Gold and Silver Exchange Society's electronic platform is 19.5 hours. However, you then disclose that your electronic trading platform provides "effective 24-

hour access to the bullion market." Please revise your disclosure throughout your prospectus to clarify or advise.

History, page 13

12.   We note your response to comment 12 of our comment letter dated May 17, 2013 and the related revisions to your prospectus. We also note your disclosure that "Man Loong charges the agent's account a flat fee of $20 - $40 when each trade is executed." Please revise your disclosure to clarify whether agents maintain accounts with Man Loong and how and when these fees are actually paid to Man Loong. In addition, we note your statement that "Man Loong requires that all customers maintain $10,000 in an account with its bank or the agent's bank." Please revise this disclosure to clearly indicate in whose bank the customer is required to maintain a minimum balance and, given Man Loong's limited role in processing the trades, to explain why Man Loong requires that customers maintain a minimum balance. Please also clarify whether agents are required to maintain a minimum balance as well.

Our Products, Services and Customers, page 17

13.   We note your response to comment 16 of our comment letter dated May 17, 2013. We also note that you deleted the following disclosure: "Man Loong has been a counterparty for certain limited trading activity, it no longer is a counter party for trades entered through our trading platforms." Please revise your disclosure to clarify how Man Loong acted as a counterparty in the past, when Man Loong's business as a counterparty ceased, how much of Man Loong's revenues during the prior fiscal year were derived from such business and whether Man Loong may continue this business in the future.

14.   We note your disclosure on page 18 and elsewhere that all of Man Loong's revenue is derived from the commission that Man Loong earns for executing trades for agents and their customers who are not members of CGSE. However, on page 18, you also disclose that "Man Loong has earned a small amount of revenue . . . from commissions received for the use of its trading platform by other CGSE member companies who required occasional extra trading capacity." Please revise your disclosure to address this inconsistency or advise.

Our Electronic Trading Services, page 18

15.   We note your response to comment 21 of our comment letter dated May 17, 2013 and the related revisions to your prospectus. We also note that you entered into an agreement with True Technology on April 1, 2013 for hosting services. Please revise your disclosure to clarify whether the trading platform license was included in this agreement and if so, to identify the fee associated with the license. We also note your disclosure that "[f]or the year ended March 31, 2013 and 2012, Man Loong paid True Technology $154,297 for the use of the platform." Please clarify whether this amount includes the

monthly fee for hosting services and if so, please identify the portion of this amount that relates to the license and to the hosting services. Please also ensure that your disclosure regarding your agreement with True Technology and the related fees associated with such agreement are consistent throughout your registration statement.

Intellectual Property, page 20

16.   We note your response to comment 9 of our comment letter dated May 17, 2013 and the related revisions to your prospectus. Please revise your disclosure to clarify whether True Technology has any intellectual property rights to the electronic trading platform that Man Loong licenses.

Results of Operations for the Years Ended March 31, 2013 and March 31, 2012, page 24

17.   We note your disclosure that Man Loong's investment center is staffed by trading professionals employed by Man Loong's agents. We then note your disclosure that the agents are compensated a fee of $400 per month and $0.25 per trade.   Please revise your disclosure to explain whether these services and arrangements are provided pursuant to the agency agreements discussed on page 13 or another written agreement with your agents. Please also revise your disclosure to explain whether these services are the same as those discussed under the "Sales and Marketing" section on page 19, and if so, please ensure that these disclosures are consistent.

Commitments, page 24

18.   We note your disclosure that your lease provides for monthly payments of $47,000. However, we also note your disclosure that the lease provides for monthly payments of $46,650 on page 22. Please revise your disclosure to resolve this inconsistency or advise.

19.   We note your disclosure regarding your future annual minimum lease payments. Please revise your disclosure to clarify items and their respective amounts included in the future payments identified.

Directors and Executive Officers, page 25

20.   We note your response to comment 29 of our comment letter dated May 17, 2013 and the related revisions to your prospectus. Please also revise your disclosure regarding Hak Yim Wong and Lai Keung Chan to include the information required by Item 401(e)(1) of Regulation S-K. In addition, for each of your directors and/or executive officers, please state the date each individual started a position, rather than referring to "inception."

Executive Compensation, page 26

21. We note your response to comment 30 of our comment letter dated May 17, 2013 and the related revisions to your prospectus. Please revise the paragraph prior to the summary compensation table so that it accurately summarizes the information included in the table. Please also revise your summary compensation table to identify the principal positions of the individuals included in the table. Please refer to Item 402(n)(2)(i) of Regulation S-K. In addition, please include a narrative discussion of the bonuses disclosed in the table. Please refer to Item 402(o) of Regulation S-K.

22. We note your response to comment 31 of our comment letter dated May 17, 2013. We continue to note that your summary compensation table includes footnotes (1) and (2), without any accompanying text. Please revise this disclosure as appropriate or advise.

Director Compensation, page 27

23. We note your response to comment 32 of our comment letter dated May 17, 2013 and the related revisions to your prospectus. Please revise your disclosure to explain whether the fees paid to Mr. Havlin were pursuant to a written agreement and to identify the period to which the fees identified relate.

Security Ownership of Certain Beneficial Owners and Management, page 27

24. We note your response to comment 33 of our comment letter dated May 17, 2013 and the related revisions to your prospectus. We note that you indicate in your table that the directors and executive officers as a group, which include five persons, own 50,780,000 shares of your common stock. However, based on you disclosure in the table of the stock ownership of the five individuals identified as executive officers and/or directors, your directors and executive officers as a group own 41,287,880 shares of common stock. Please revise your table as appropriate or advise. In addition, we note that the table includes footnotes (1) and (4), but the accompanying footnote text identifies footnotes (1) and (2). Please revise your disclosure as appropriate.

Selling Stockholders, page 28

25. We note your response to comment 34 of our comment letter dated May 17, 2013 and the related revisions to your prospectus. Please revise your disclosure to indicate the nature of any position, office or other material relationship which any selling security holder has had within the past three years with the registrant or any of its affiliates as a required by Item 507 of Regulation S-K.

Certain Relationships and Related Transactions, page 31

26.   We note your response to comment 35 of our comment letter dated May 17, 2013 and the related revisions to your prospectus. Please ensure that you have included the disclosure required by Item 401(a) of Regulation S-K regarding the transactions required to be disclosed pursuant to Item 401(d) of Regulation S-K. For example only, we note that you reference a related party receivable of $20,257 under the "Liquidity" section on page 24 and that you have included an agency agreement with Mr. Wong Hak Yim, your director, as exhibit 10.5 to your registration statement.

27.   We note your response to comment 36 of our comment letter dated May 17, 2013. However, we continue to note that you have not included all of the information as required by Item 401(a) of Regulation S-K for each of the transactions you have disclosed. For example only, please revise your disclosure to include a brief description regarding each transaction, the name of the related person involved in the transaction and the basis on which such person is a related person, the approximate dollar amount involved in the transaction and the approximate dollar amount of the related person's interest in the transaction.

28.   We note you have included information regarding employee compensation and benefits for Mr. Choi and Mr. Wong. However, we note that this disclosure is not consistent with the information you have included in the summary compensation table on page 26. Please advise your disclosure as appropriate or revise.

Common Stock, page 32

29.   We note your response to comment 37 of our comment letter dated May 17, 2013 and the related revisions to your registration statement. With regard to your common stock, please also include a discussion regarding the dividend rights associated with such shares. Please refer to Item 202(a)(1)(i) of Regulation S-K.

Item 15. Recent Sales and Issuances of Unregistered Securities, page II-2

30.   We note your response to comment 42 of our comment letter dated May 17, 2013. Please revise your disclosure to clearly indicate the exemption from registration that you relied upon when issuing the unregistered shares in March and April of 2013. Please explain how the company met the exemption under Regulation S. Also, clearly indicate the date the offering commenced. Please ensure that this disclosure is consistent with the Form D you filed on April 29, 2013.

Item 16. Exhibits, page II-2

31.   We note your response to comment 43 of our comment letter dated May 17, 2013. We
        also note your disclosure in your registration statement that you have thirteen agents,
        three agents in Hong Kong and ten in China. Please file as exhibits to the registration
        statement each of the agent agreements as required by Item 601(b)(10) of Regulation S-K
        or explain to us why you believe you are not required to do so. Please note Instruction 2
        to Item 601 of Regulation S-K regarding the filing of contracts or other documents that
        are substantially identical in all material respects.

Item 17. Undertakings, page II-3

32.   We note your response to comment 46 of our comment letter dated May 17, 2013. Please
        add the disclosure required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 23.1a

33.   Please have your auditor revise their consent to reference the period from January 28,
        2013 (Inception) through March 31, 2013 for the statement of operations, stockholders'
        equity, and cash flows.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick at (202) 551-3295 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Leslie Marlow, Esq. (Via E-mail)
        Hank Gracin, Esq. (Via E-mail)